As filed with the Securities and Exchange Commission on November 18, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 4)

First Advantage Corporation

(Name of Subject Company (Issuer))

The First American Corporation

(Name of Filing Persons (Offeror))

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31845F 10 0

(CUSIP Number of Class of Securities)

Kenneth D. DeGiorgio, Esq.

General Counsel

The First American Corporation

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With Copy to:

Michelle Hodges

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

12th Floor Irvine, CA 92612

CALCULATION OF FILING FEE

Transaction Valuation*: $363,384,390.43	Amount of Filing Fee**: $ 20,277.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) $18.59 (the average of the high and low sales prices per share of the Class A common stock, par value $0.001 per share, of First Advantage Corporation (“Class A Shares”) on October 7, 2009 (as reported by the NASDAQ Stock Market)) and (ii) 19,546,733 (the maximum number of Class A Shares that may be acquired in this transaction).

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 20,277.00	Form or registration no.: Form S-4 (No. 333-162398)
Filing Party: The First American Corporation	Date Filed: October 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on October 9, 2009, as amended by Amendment No. 1 filed with the SEC on October 30, 2009, Amendment No. 2 filed with the SEC on November 3, 2009, and Amendment No. 3 filed with the SEC on November 12, 2009, by The First American Corporation, a California corporation (“First American”), relating to the offer by First American to exchange each outstanding share of Class A common stock (such shares, the “Class A Shares”) of First Advantage Corporation, a Delaware corporation (“First Advantage”), for 0.58 of a First American common share.

ITEMS 1	THROUGH 9 AND 11.

Items 1 through 9 and 11 are hereby amended and supplemented as follows:

“The subsequent offering period for the Offer expired as scheduled at 5:00 P.M., New York City time, on November 17, 2009. The Exchange Agent has advised First American that, as of the expiration of the subsequent offering period, 13,975,239 Class A Shares had been validly tendered and not properly withdrawn from the Offer, representing approximately 89% of the Class A Shares outstanding. All Class A Shares validly tendered during the subsequent offering period were accepted for purchase immediately upon their being tendered.

Giving effect to the conversion of Class B Shares owned by First American and its subsidiaries on a one-for-one basis, after the expiration of the subsequent offering period, First American owned approximately 58,241,731 Class A Shares, representing approximately 97% of the equity interest in First Advantage.

Following the expiration of the subsequent offering period, First American acquired all outstanding Class A Shares not tendered in the Offer by means of a short-form merger under Delaware law. As a result of the merger, the outstanding Class A Shares held by the public at the effective time of the merger were cancelled and converted into the right to receive the consideration provided in the Offer—0.58 of a First American common share per Class A Share. First Advantage is now a wholly-owned subsidiary of First American, and First American intends to cause the Class A Shares to be delisted from the NASDAQ Stock Market.

The press release announcing the expiration of the subsequent offering period and the consummation of the merger, issued by First American on November 18, 2009, is filed herewith as Exhibit (a)(5)(vi) and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 is hereby amended and supplemented by the following exhibits:

(a)(4)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the related merger (incorporated by reference to The First American Corporation’s final prospectus filed pursuant to Securities Act Rule 424(b)(3) on November 10, 2009).

(a)(5)(vi)	Press Release, dated November 18, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 18, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FIRST AMERICAN CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Senior Vice President, General Counsel

Dated: November 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Notice of Guaranteed Delivery.*

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(4)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the related merger (incorporated by reference to The First American Corporation’s final prospectus filed pursuant to Securities Act Rule 424(b)(3) on November 10, 2009).

(a)(5)(i)	Press Release, dated October 8, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on October 8, 2009).

(a)(5)(ii)	Press Release, dated October 9, 2009 (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed with the SEC on October 9, 2009).

(a)(5)(iii)	Excerpt of Earnings Conference Call Slides, dated October 29, 2009 (incorporated by reference to The First American Corporation’s filing pursuant to Rule 425 of the Securities Act on October 30, 2009).

(a)(5)(iv)	Quarterly Report on Form 10-Q of The First American Corporation for the quarter ended September 30, 2009 filed with the SEC on November 2, 2009 (incorporated by reference).

(a)(5)(v)	Press Release, dated November 11, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 12, 2009).

(a)(5)(vi)	Press Release, dated November 18, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 18, 2009).

*	Previously filed with the Schedule TO.